Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-127493) on Form S-8 of Cubic Corporation of our report dated June 16, 2010, with respect to the statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedule as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Cubic Applications, Inc. 401(k) Retirement Plan.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California

June 16, 2010